Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cepton Technologies, Inc.:

We consent to the use of our report dated May 31, 2021, with respect to the balance sheets of Cepton Technologies, Inc., as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes, included herein, and to the reference to our firm under the heading “Experts” in the proxy statement/consent solicitation statement/prospectus.

/s/ KPMG LLP

Santa Clara, California

January 21, 2022